Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission, the Philippine Stock Exchange, and the Philippine Dealing and Exchange Corp. regarding a Press Release entitled “PLDT Group announces new tower sale and leaseback transaction”.

December 15, 2022

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Alexandra D. Tom Wong

OIC - Disclosure Department

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention:  Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

We submit herewith PSE Disclosure Forms 4-30 and 4-31 in relation to a press release entitled “PLDT Group announces new tower sale and leaseback transaction”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,434 As of November 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

                                  SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	December 15, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, MakatiCity	1200
	Address of principal office	Postal Code

8.	(632) 82500254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

                                   PLDT Inc.

TEL

PSE Disclosure Form 4-30 - Material Information/Transactions

References: SRC Rule 17 (SEC Form 17-C) and Sections 4.1 and 4.4 of

the Revised Disclosure Rules

Subject of the Disclosure
PLDT Group announces new tower sale and leaseback transaction
Background/Description of the Disclosure

• PLDT Group signed agreements for the sale and leaseback of a third portfolio of 650 towers for approximately PHP 9.2 billion

• Brings total number of towers to be monetized via sale and leaseback transactions to over 6,500 for more than PHP 86 billion

• Expands relationship with a strong independent tower company, backed by blue-chip domestic and international investors

• Creates significant efficiencies and improved connectivity to benefit all Filipinos

The country’s largest integrated telco, PLDT Inc. (“PLDT”), announced today that its subsidiaries, Smart Communications, Inc. (“Smart”) and Digitel Mobile Phils., Inc., have signed a Sale and Purchase Agreement in connection with the sale of 650 telecommunications towers and associated passive telecommunications infrastructure for approximately PHP 9.2 billion to Unity Digital Infrastructure Inc. (“Unity”). This price mirrors the value of the towers covered by the initial sale and leaseback transactions announced in April 2022.

Backed by Aboitiz InfraCapital and Partners Group, a leading global private markets investment firm (acting on behalf of its clients), Unity is an established independent tower company in the Philippines and an existing partner of the PLDT Group. The 650 towers being monetized are primarily located in the Visayas and Mindanao.

Concurrent with the execution of the Sale and Purchase Agreement for the sale of 650 telecommunications towers, Smart also entered into a Master Services Agreement with Unity on similar terms (including tenor and lease rate) as the Master Services Agreements previously entered into by Smart in relation to the sale and leaseback transactions announced in April 2022. Upon completion of the transaction, Smart will lease back the towers for a period of 10 years at competitive terms as the anchor tenant. The sale and leaseback will be complemented by a new tower build commitment of 220 towers over the next few years enabling Smart to further expand its network and enhance customer experience.

This transaction supports the Philippine Department of Information and Communications Technology’s policy of promoting the use of common towers for a more cost-efficient tower roll out across the country that will enhance connectivity and better customer experience.

The transaction is expected to generate a significant gain on disposal for PLDT.

Commenting on the transaction, PLDT Chairman Manuel V. Pangilinan said “This transaction deepens our relationship with Unity and its shareholders, while allowing PLDT to further unlock value, and providing us with additional financial and operational flexibility as we further expand across the Philippines.”

PLDT and Smart President and CEO Alfredo S. Panlilio added “As a result of this partnership with Unity, we expect further enhancements to our network quality, service excellence and customer experience across the Visayas and Mindanao. The improved connectivity will support the digitalization of the Philippines, bringing benefits to all Filipinos.”

Sabin M. Aboitiz, Aboitiz Group President and CEO, said “We believe that, through these digital portfolio expansion initiatives, Aboitiz will be able to help address the gaps in connectivity and Internet access in the country. It also positions us as a leader in digital infrastructure, which greatly contributes to our goal of becoming the Philippines' first techglomerate.”

Aboitiz InfraCapital President and CEO Cosette Canilao further commented “Aligned with the Aboitiz Group's Great Transformation journey, the acquisition of these assets further expands Unity’s digital footprint and presence in the country. This initiative will continue to support our commitment to improve and provide reliable connectivity to mobile network operators, which would, in turn, advance the growth of Philippines' digital economy.”

Andrew Kwok, Managing Director, Head Private Infrastructure Asia, Partners Group, added: “The Philippines is a rising technology powerhouse and one of Asia's fast growing digital economies. However, despite the country's increasing reliance on digital technologies, it is behind other Southeast Asian countries in terms of network connectivity. We see Unity playing a key role in addressing this gap through building a tower portfolio, which is aligned with our vision of transforming it into the leading telecommunications infrastructure platform in the Philippines.”

Lastly, Unity CEO Robin Sarmiento echoed “We’re happy to have sealed this agreement with PLDT that will support Unity in its thrust of building robust and inclusive telecommunications infrastructure for the future. Our mission is to ensure better connectivity for all Filipinos across the country with the deployment of more towers in the next five years.”

Closing of the transaction will be staggered based on the number of towers being transferred and subject to customary closing conditions. All closings are expected to be completed in 2023.

UBS AG acted as exclusive financial adviser to PLDT and Smart on this transaction.

Other Relevant Information
Please refer to the attached press release.

PLDT Inc.

TEL

PSE Disclosure Form 4-31 Press Release References: SRC Rule 17 (SEC Form 17-C) and Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
PLDT Group announces new tower sale and leaseback transaction
Background/Description of the Disclosure

•PLDT Group signed agreements for the sale and leaseback of a third portfolio of 650 towers for approximately PHP 9.2 billion

•Brings total number of towers to be monetized via sale and leaseback transactions to over 6,500 for more than PHP 86 billion

• Expands relationship with a strong independent tower company, backed by blue-chip domestic and international investors

• Creates significant efficiencies and improved connectivity to benefit all Filipinos

The country’s largest integrated telco, PLDT Inc. (“PLDT”), announced today that its subsidiaries, Smart Communications, Inc. (“Smart”) and Digitel Mobile Phils., Inc., have signed a Sale and Purchase Agreement in connection with the sale of 650 telecommunications towers and associated passive telecommunications infrastructure for approximately PHP 9.2 billion to Unity Digital Infrastructure Inc. (“Unity”). This price mirrors the value of the towers covered by the initial sale and leaseback transactions announced in April 2022.

Backed by Aboitiz InfraCapital and Partners Group, a leading global private markets investment firm (acting on behalf of its clients), Unity is an established independent tower company in the Philippines and an existing partner of the PLDT Group. The 650 towers being monetized are primarily located in the Visayas and Mindanao.

Concurrent with the execution of the Sale and Purchase Agreement for the sale of 650 telecommunications towers, Smart also entered into a Master Services Agreement with Unity on similar terms (including tenor and lease rate) as the Master Services Agreements previously entered into by Smart in relation to the sale and leaseback transactions announced in April 2022. Upon completion of the transaction, Smart will lease back the towers for a period of 10 years at competitive terms as the anchor tenant. The sale and leaseback will be complemented by a new tower build commitment of 220 towers over the next few years enabling Smart to further expand its network and enhance customer experience.

This transaction supports the Philippine Department of Information and Communications Technology’s policy of promoting the use of common towers for a more cost-efficient tower roll out across the country that will enhance connectivity and better customer experience.

The transaction is expected to generate a significant gain on disposal for PLDT.

Commenting on the transaction, PLDT Chairman Manuel V. Pangilinan said “This transaction deepens our relationship with Unity and its shareholders, while allowing PLDT to further unlock value, and providing us with additional financial and operational flexibility as we further expand across the Philippines.”

PLDT and Smart President and CEO Alfredo S. Panlilio added “As a result of this partnership with Unity, we expect further enhancements to our network quality, service excellence and customer experience across the Visayas and Mindanao. The improved connectivity will support the digitalization of the Philippines, bringing benefits to all Filipinos.”

Sabin M. Aboitiz, Aboitiz Group President and CEO, said “We believe that, through these digital portfolio expansion initiatives, Aboitiz will be able to help address the gaps in connectivity and Internet access in the country. It also positions us as a leader in digital infrastructure, which greatly contributes to our goal of becoming the Philippines' first techglomerate.”

Aboitiz InfraCapital President and CEO Cosette Canilao further commented “Aligned with the Aboitiz Group's Great Transformation journey, the acquisition of these assets further expands Unity’s digital footprint and presence in the country. This initiative will continue to support our commitment to improve and provide reliable connectivity to mobile network operators, which would, in turn, advance the growth of Philippines' digital economy.”

Andrew Kwok, Managing Director, Head Private Infrastructure Asia, Partners Group, added: “The Philippines is a rising technology powerhouse and one of Asia's fast growing digital economies. However, despite the country's increasing reliance on digital technologies, it is behind other Southeast Asian countries in terms of network connectivity. We see Unity playing a key role in addressing this gap through building a tower portfolio, which is aligned with our vision of transforming it into the leading telecommunications infrastructure platform in the Philippines.”

Lastly, Unity CEO Robin Sarmiento echoed “We’re happy to have sealed this agreement with PLDT that will support Unity in its thrust of building robust and inclusive telecommunications infrastructure for the future. Our mission is to ensure better connectivity for all Filipinos across the country with the deployment of more towers in the next five years.”

Closing of the transaction will be staggered based on the number of towers being transferred and subject to customary closing conditions. All closings are expected to be completed in 2023.

UBS AG acted as exclusive financial adviser to PLDT and Smart on this transaction.

Other Relevant Information
Please refer to the attached press release

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,434 As of November 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	December 15, 2022

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6.____________ (SEC Use Only)

Province, country or other jurisdictionIndustry Classification Code of Incorporation

7.Ramon Cojuangco Building, Makati Avenue, Makati City1200

   Address of principal officePostal Code

8.(632) 82500254

Issuer's telephone number, including area code

9.Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11.  Item 9 (Other events)

Attached hereto is a Press Release entitled “PLDT Group announces new tower sale and leaseback transaction”.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/ Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

December 15, 2022

PLDT Press Release

PLDT Group announces

new tower sale and leaseback transaction

•PLDT Group signed agreements for the sale and leaseback of a third portfolio of 650 towers for approximately PHP 9.2 billion

•Brings total number of towers to be monetized via sale and leaseback transactions to over 6,500 for more than PHP 86 billion

• Expands relationship with a strong independent tower company, backed by blue-chip domestic and international investors

• Creates significant efficiencies and improved connectivity to benefit all Filipinos

MANILA, December 15, 2022 - The country’s largest integrated telco, PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI), announced today that its subsidiaries, Smart Communications, Inc. (“Smart”) and Digitel Mobile Phils., Inc., have signed a Sale and Purchase Agreement in connection with the sale of 650 telecommunications towers and associated passive telecommunications infrastructure for approximately PHP 9.2 billion to Unity Digital Infrastructure Inc. (“Unity”). This price mirrors the value of the towers covered by the initial sale and leaseback transactions announced in April 2022.

Backed by Aboitiz InfraCapital and Partners Group, a leading global private markets investment firm (acting on behalf of its clients), Unity is an established independent tower company in the Philippines and an existing partner of the PLDT Group. The 650 towers being monetized are primarily located in the Visayas and Mindanao.

Concurrent with the execution of the Sale and Purchase Agreement for the sale of 650 telecommunications towers, Smart also entered into a Master Services Agreement with Unity on similar terms (including tenor and lease rate) as the Master Services Agreements previously entered into by Smart in relation to the sale and leaseback transactions announced in April 2022. Upon completion of the transaction, Smart will lease back the towers for a period of 10 years at competitive terms as the anchor tenant. The sale and leaseback will be complemented by a new tower build commitment of 220 towers over the next few years enabling Smart to further expand its network and enhance customer experience.

This transaction supports the Philippine Department of Information and Communications Technology’s policy of promoting the use of common towers for a more cost efficient tower roll out across the country that will enhance connectivity and better customer experience.

The transaction is expected to generate a significant gain on disposal for PLDT.

Commenting on the transaction, PLDT Chairman Manuel V. Pangilinan said “This transaction deepens our relationship with Unity and its shareholders, while allowing PLDT to further unlock value, and providing us with additional financial and operational flexibility as we further expand across the Philippines.”

PLDT and Smart President and CEO Alfredo S. Panlilio added “As a result of this partnership with Unity, we expect further enhancements to our network quality, service excellence and customer experience across the Visayas and Mindanao. The improved connectivity will support the digitalization of the Philippines, bringing benefits to all Filipinos.”

Sabin M. Aboitiz, Aboitiz Group President and CEO, said “We believe that, through these digital portfolio expansion initiatives, Aboitiz will be able to help address the gaps in connectivity and Internet access in the country. It also positions us as a leader in digital infrastructure, which greatly contributes to our goal of becoming the Philippines' first techglomerate.”

Aboitiz InfraCapital President and CEO Cosette Canilao further commented “Aligned with the Aboitiz Group's Great Transformation journey, the acquisition of these assets further expands Unity’s digital footprint and presence in the country. This initiative will continue to support our commitment to improve and provide reliable connectivity to mobile network operators, which would, in turn, advance the growth of Philippines' digital economy.”

Andrew Kwok, Managing Director, Head Private Infrastructure Asia, Partners Group, added: “The Philippines is a rising technology powerhouse and one of Asia's fast growing digital economies. However, despite the country's increasing reliance on digital technologies, it is behind other Southeast Asian countries in terms of network connectivity. We see Unity playing a key role in addressing this gap through building a tower portfolio, which is aligned with our vision of transforming it into the leading telecommunications infrastructure platform in the Philippines.”

Lastly, Unity CEO Robin Sarmiento echoed “We’re happy to have sealed this agreement with PLDT that will support Unity in its thrust of building robust and inclusive telecommunications infrastructure for the future. Our mission is to ensure better connectivity for all Filipinos across the country with the deployment of more towers in the next five years.”

Closing of the transaction will be staggered based on the number of towers being transferred and subject to customary closing conditions. All closings are expected to be completed in 2023.

UBS AG acted as exclusive financial adviser to PLDT and Smart on this transaction.

xx

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Melissa V. Vergel de Dios	Cathy Y. Yang

pldt_ir_center@pldt.com.ph                   cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest fully integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

For more information, visit: www.pldt.com

About Unity Digital Infrastructure

Unity Digital Infrastructure, Inc. is a joint venture telecommunications infrastructure platform by Aboitiz InfraCapital of the Aboitiz Group and leading global private markets firm, Partners Group, acting on behalf of its clients. Unity builds and operates telecommunications towers and supporting infrastructure across the Philippines, to help local telcos boost connectivity and service reliability.

For more information, visit: www.unitydigitalinfra.com

About Aboitiz InfraCapital

Aboitiz InfraCapital, Inc., the infrastructure arm of the Aboitiz Group, aims to build purpose-driven infrastructure that spurs economic growth and improves lives. It develops Economic Estates as well as Water, Digital Infrastructure, and Transport & Mobility projects that enable businesses and uplift communities.

Its current business units include the LIMA Estate and LIMA Water Corporation in Batangas, Mactan Economic Zone 2 Estate and West Cebu Estate in Cebu, Apo Agua Infrastructura, Inc. in Davao, and Unity Digital Infrastructure, Inc. The company also has a minority stake in Balibago Waterworks System, Inc., a privately-owned waterworks utility system.

For more information, visit: aboitizinfracapital.com

About Partners Group

Partners Group is a leading global private markets firm. Since 1996, the firm has invested USD 185 billion in private equity, private real estate, private debt, and private infrastructure on behalf of its clients globally.

Partners Group seeks to generate strong returns through capitalizing on thematic growth trends and transforming attractive businesses and assets into market leaders. The firm is a committed, responsible investor and aims to create sustainable returns with lasting, positive impact for all its stakeholders.

With USD 131 billion in assets under management as of 30 June 2022, Partners Group provides an innovative range of bespoke client solutions to institutional investors, sovereign wealth funds, family offices and private individuals globally.

The firm employs more than 1,600 diverse professionals across 20 offices worldwide and has regional headquarters in Baar-Zug, Switzerland; Denver, USA; and Singapore. It has been listed on the SIX Swiss Exchange since 2006 (symbol: PGHN).

For more information, please visit www.partnersgroup.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date:   December 15, 2022